UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

This week AerCap Holdings N.V. (“AerCap” or “we”) received cash insurance settlement proceeds in the total amount of approximately €91 million in full settlement of our insurance claims under the insurance policies of Limited Liability Company “Nord Wind” (“Nordwind”), in respect of five aircraft owned by AerCap group entities and formerly leased to Nordwind as of February 2022.  Effective upon receipt of these insurance settlement proceeds from Limited Liability Company “Insurance Company NSK” (“NSK”), a Russian insurance company, we have released our claims against NSK, Nordwind and its international reinsurers with respect to these five aircraft.  This insurance settlement and the receipt of the settlement proceeds were approved by the U.S. Department of Commerce and the U.S. Department of the Treasury and are consistent with other applicable sanctions regimes.

In addition, at a hearing earlier this week the Commercial Court in London denied the insurers under the “War and Allied Perils” Coverage section of our contingent and possessed insurance policy (the “C&P Policy”) permission to appeal its decision of June 11, 2025, which awarded AerCap an indemnity of approximately $1 billion in respect of the aircraft and engines which AerCap and its affiliates lost in Russia following its invasion of Ukraine in February 2022.  At the same hearing this week, the Commercial Court in London also ruled that AerCap was entitled to recover interest on the June 11, 2025 judgment in the amount of approximately $234 million.

The receipt of these latest insurance settlement proceeds and the interest award bring our total pre-tax recoveries relating to the Ukraine Conflict since 2023 to approximately $2.9 billion.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statement, File No. 333-282733, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: September 19, 2025